UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 001-15647

    /X/ Form 10-K /_/ Form 20-F /_/ Form 11-K /_/ Form 10-QSB /_/ Form N-SAR

For Period Ended: December 31, 2001

(Check One):

                              [ ] Transition Report on Form 10-K
                              [ ] Transition Report on Form 20-F
                              [ ] Transition Report on Form 11-K
                              [ ] Transition Report on Form 10-Q
                              [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



Copies of Communications Sent to:

                                    Mintmire & Associates
                                    265 Sunrise Avenue, Suite 204
                                    Palm Beach, FL 33480
                                    Tel: (561) 832-5696
                                    Fax: (561) 659-5371

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                        PART 1 -- REGISTRANT INFORMATION

                                   PACEL CORP
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                             Full Name of Registrant

                                       N/A
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            Former Name if Applicable

                           8870 RIXLEW LANE, SUITE 201
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
            Address of Principal Executive Office (Street and Number)

                               MANASSAS, VA 20109
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001 could not be filed within the prescribed time period because information for the audit could not be completed without unreasonable effort and expense. In January 2002, two of the Company's executive officer's employment was terminated. These two executive officers were in charge of operations of the newly acquired hardware division. Since their termination the Controller & CFO have had to divert their efforts into running that company. Since the Company relies on these individuals to gather and analyze the information required to be included in the Company's Form 10-KSB, it is taking longer than anticipated to complete the Form 10-KSB.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Donald F.  Mintmire, Esq.         (561)                 832-5696
----------------------------      -----------           ---------------------
(Name)                            (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

     During its fiscal year ended December 31, 2001, the Company had in gross revenues of approximately $1,502,863 and a net loss of approximately $2,782,598. The company expects no material changes from the third quarter

(If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.)


                                   SIGNATURES



                                   PACEL CORP
                   - - - - - - - - - - - - - - - - - - - - - -
                  (Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 1, 2002     By:     /s/ David E.  Calkins
                                ---------------------------------
                                         David E.  Calkins
                                President, Chairman of the Board